UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Material Fact by Natura &Co Holding S.A. dated October 17, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: October 17, 2022.

Item 1

Material Fact by Natura &Co Holding S.A. dated October 17, 2022.

NATURA &CO HOLDING S.A.	NATURA COSMÉTICOS S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/ME No. 32.785.497/0001-97	CNPJ/ME No. 71.673.990/0001-77

MATERIAL FACT

Evaluation of Potential IPO or Spin-off of Aesop

Natura &Co Holding S.A. (“Natura &Co”) and Natura Cosméticos S.A. (“Natura Cosméticos” and, together with Natura &Co, “Companies”), inform Natura &Co’s shareholders and the market in general that the Board of Directors of Natura &Co authorized its management to initiate a comparative study for either an initial public offering (“IPO”) of Aesop, Natura &Co´s luxury beauty and wellness brand and business unit, or a spin-off to separate Aesop from Natura &Co, potentially followed by a public offering.

The IPO has been assessed over the last months as an alternative to fund the accelerated growth of Aesop, and Natura &Co´s management has been taking the necessary steps to pursue such alternative. This strategy is also aligned with Natura &Co’s goal to provide its brands and business units with increased autonomy and accountability.

The comparative study to evaluate other alternative structures that could unlock further value for Aesop, Natura &Co and its shareholders was approved by the Board of Directors today. Such structures which, as mentioned in the Notice to the Market dated September 15, 2022 had not been discussed or appraised by the Board of Directors until today, include a spin-off to separate Aesop´s business from Natura &Co.

In either case, Aesop´s business would continue to be led by its CEO, Mr. Michael O’Keeffe through a holding company to be listed in the United States, which would hold Aesop´s subsidiaries.

Aesop is currently a subsidiary of Natura Cosméticos and any IPO or spin-off will only be executed to the extent it is in the best interest of Natura &Co and after the completion of a corporate reorganization which may require approvals from shareholders, creditors, and regulators.

Any transaction that involves the split of part of the investment held by Natura &Co´s shareholders to a holding company incorporated outside Brazil would also be subject to the consent from the majority of Natura &Co´s free float attending the shareholders meeting to approve the corporate reorganization, as required by the Novo Mercado Regulation.

A final decision on the alternative transactions will be taken by the Board of Directors only after the completion of the comparative study.

The Companies will disclose additional detailed information and keep the market and Natura &Co’s shareholders informed on any material updates related to a potential corporate restructuring and the final decision taken by Natura &Co´s Board of Directors.

São Paulo, October 17, 2022.

GUILHERME CASTELLAN	JOÃO PAULO BROTTO GONÇALVES FERREIRA
CFO and Investor Relations Officer Natura &Co Holding S.A.	CEO and Investor Relations Officer Natura Cosméticos S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.